DEXIA

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

December 21st, 2007

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press release of December 20th, 2007.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

Dexia SA
Place Rogier 11
B - 1210 Brussels

Tel. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Account No. 068-2113620-17
RPM Brussels VAT BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tel. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

Dexia S.A. – 11, Place Rogier B-1210 Brussels / 1, Passerelle des Reflets, Paris-La Défense 2, F-92919 La Défense Cedex
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

1 PAGE

Brussels, Paris, 20 12 2007

After Moody's, FSA AAA with Stable Outlook rating affirmed by S&P

On December 19, Standard & Poor's updated its evaluation of US mortgage market stress on the ratings of financial guaranty companies. The AAA rating with Stable Outlook of FSA was affirmed. According to S&P this reflects the fact that "FSA has a long history of underwriting conservatism and compared to other companies in the industry, has less nonprime RMBS exposure".
FSA Holdings Ltd. is a member of Dexia Group.

Après Moody's, notation AAA avec perspectives stables de FSA confirmée par S&P

Le 19 décembre dernier, Standard & Poor's a revu son évaluation de l'impact du marché américain des prêts hypothécaires sur les notations de sociétés de réhaussement de crédit. La notation AAA avec perspectives stables de FSA a été confirmée. Selon S&P, ceci témoigne chez FSA d'"une longue tradition de prudence en termes de souscription, ainsi qu'une exposition 'nonprime' RMBS moindre par rapport à d'autres entreprises du secteur".
FSA Holdings Ltd. fait partie du groupe Dexia.

Na Moody's, AAA-rating met Stable Outlook van FSA wordt door S&P bevestigd

Op 19 december heeft Standard & Poor's zijn beoordeling van de impact van de Amerikaanse hypotheekmarkt op de ratings van de credit enhancementmaatschappijen bijgestuurd. De AAA-rating met Stable Outlook van FSA werd bevestigd. Volgens S&P weerspiegelt dit het feit dat "FSA een lange voorgeschiedenis heeft van een behoudend underwritingbeleid en dat het in vergelijking met de andere instellingen in deze sector een kleiner nonprime RMBS-risico vertoont".
FSA Holdings Ltd. is lid van de groep Dexia.

Press department Brussels	+32 2 213 50 81
Press department Paris	+33 1 58 58 77 81
Investor Relations Brussels	+32 2 213 57 46
Investor Relations Paris	+33 1 58 58 85 97

END